# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INDIE SEMICONDUCTOR, INC., CIK 0001841925
CUSIP: 45569U101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 32 Journey, Aliso Viejo, California (CA), 92656
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-003292
Filed by CIK 0000351173

## Reporting persons
- FRONTIER CAPITAL MANAGEMENT CO.,LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 7,485,621; shared voting power 0; sole dispositive power 15,914,169; shared dispositive power 0; aggregate amount beneficially owned 15,914,169 (7.53% of the class)

## Item 1. Issuer
Name of issuer: INDIE SEMICONDUCTOR, INC.
Address of issuer's principal executive offices: 32 Journey, Aliso Viejo, California, 92656

## Item 2. Person Filing
Name of person filing: FRONTIER CAPITAL MANAGEMENT CO., LLC
Address of principal business office or, if none, residence:
99 Summer Street
Boston, MA 02110
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 15,914,169
Percent of class: 7.53%
Sole power to vote or to direct the vote: 7,485,621
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,914,169
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FRONTIER CAPITAL MANAGEMENT CO.,LLC: Robert E. Phay, Robert E. Phay, Chief Compliance Officer & General Counsel (08/14/2026)